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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                      BLOODHOUND SEARCH TECHNOLOGIES, INC.
                                (Name of Issuer)

                      Shares of Common Stock, No Par Value
                         (Title of Class of Securities)

                                   093704 20 3
                                 (CUSIP Number)

                                David K. Campbell
                             Chief Executive Officer
                       19901 Southwest Freeway, Suite 114
                              Sugar Land, TX 77479
                                 (281) 207-5436
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 23, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 093704 20 3
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1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Pekka Tolonen
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [__] (b) [__]
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)
      Not Applicable
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
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6.    Citizenship or Place of Organization:
      Finland
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Number of                  7.    Sole Voting Power
Shares Beneficially                  -1,500,000-
Owned    By Each           8.    Shared Voting Power
Reporting                            -0-
Person                     9.    Sole Dispositive Power
                                     -1,500,000-
                          10.    Shared Dispositive Power
                                     -0-
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,500,000 shares of common stock
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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13.   Percent of Class Represented by Amount in Row (11)
      19.2 % of the issued and outstanding shares of common stock
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14.   Type of Reporting Person (See Instructions)
       IN
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

Item 1. Security and Issuer

Security:   Common Stock, $0.001 par value

Issuer:     Bloodhound Search Technologies, Inc.
            19901 Southwest Freeway, Suite 114
            Sugar Land, TX 77479

Item 2. Identity and Background

(a) The name of the person filing this statement: Pekka Tolonen (the "Reporting Person").

(b) The residence or business address of the Reporting Person is: Laivurinkatu 43 A 11, 00150, Helsinki, Finland.

(c) The Reporting Person is presently employed as a self-employed computer programmer.

(d) The reporting person is a citizen of Finland.

(e) During the last five years, neither the Reporting Person nor any other person listed in (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The consideration given by the Reporting Person for the issuance of 1,500,000 shares of common stock on January 20, 2006 consisted of a grant by the Reporting Person to the issuer of an irrevocable, perpetual license to use certain software and other materials pursuant to a License Agreement, dated January 20, 2006, between the issuer and the Reporting Person. Such license permits the issuer to use, including sub-license, the licensed materials for the following purposes: (a) the provision of services for the maintenance, support, installation, marketing, distribution, licensing, sublicensing, and customer and technical support of the licensed materials; (b) the issuer's internal use; and
(c) customization, modification, and additions to the licensed materials. The license is limited to the United States of America, Canada, Australia, China, and Hong Kong. The license is for a perpetual term and is irrevocable, unless terminated earlier in accordance with the license agreement.

Item 4. Purpose of Transaction

As discussed above in Item 3, on January 20, 2006, the issuer issued to the Reporting Person 1,500,000 shares of its common stock as consideration for the Reporting Person's grant to the issuer of an irrevocable, perpetual license to use certain software and other materials pursuant to a License Agreement, dated January 20, 2006, between the issuer and the Reporting Person.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 7,775,008 issued and outstanding shares of common stock. The Reporting Person owns 1,500,000 shares (representing approximately 19.2%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 License Agreement, dated January 20, 2006, between the issuer and the Reporting Person*

*Previously filed with the Securities and Exchange Commission as Exhibit 10.1 to the issuer's Current Report on Form 8-K dated January 20, 2006, and incorporated herein by reference.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 27, 2006


                                         /s/ Pekka Tolonen
                                         -------------------
                                         Name: Pekka Tolonen



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).